vtech

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Exempted No. : 82-3565
Our Ref. No. : PF221-46/04
Direct Line : (852) 2680 1705 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Lydia CHUNG / Winnie SO)

30th June 2004

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the final results of VTech Holdings Limited for the year ended 31st March 2004 dated 29th June 2004 as published in an English newspaper in Hong Kong on 30th June 2004 for your filing.

Yours faithfully

Lydia CHUNG
Senior Manager
Legal & Compliance

Encl.

c.c. Ms. Kathy Jiang
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 303)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH 2004

PERFORMANCE HIGHLIGHTS

- Operating profit (excluding lawsuit settlement gain) increased by 94.1% to US$49.5 million
- Profit attributable to shareholders* rose by more than 1.4 times
- Strong revenue rebound at telecommunication products
- Strong turnaround at electronic learning products business
- Earnings per share raised by 13.3% to US20.5 cents per share
- Total dividends of US10.0 cents per share for the year, representing a 1.8 times increase
- Net cash of US$102.6 million

* *Excluding lawsuit settlement gain and non-recurring tax provisions*

The directors of VTech Holdings Limited ("the Company") announce the audited results of the Company and its subsidiaries ("the Group") and associates for the year ended 31st March 2004 together with the *comparative figures for the previous year as follows:*

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31st March 2004 *US$ million*	2003 *US$ million*
Revenue	1	915.2	866.5
Cost of sales		(633.9)	(577.5)
Gross profit		281.3	289.0
Selling and distribution costs		(150.7)	(166.8)
Administrative and other operating expenses		(47.9)	(65.7)
Research and development expenses		(33.2)	(31.0)
Gain on settlement of a lawsuit		—	34.0
Operating profit	1 & 2	49.5	59.5
Net finance income/(costs)	3	0.4	(1.0)
Share of results of associates		—	(0.2)
Profit from ordinary activities before taxation		49.9	58.3
Taxation	4	(3.6)	(17.4)
Profit from ordinary activities after taxation		46.3	40.9
Minority interest		—	(0.1)
Profit attributable to shareholders		46.3	40.8
Interim dividend	5	6.8	3.4
Final dividend	5	15.8	4.5
Earnings per share (in US cents)	6		
— Basic		20.5	18.1
— Diluted		20.5	18.1

NOTES TO THE FINANCIAL STATEMENTS

1. SEGMENT INFORMATION

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format — business segments

	Year ended 31st March — Revenue 2004 *US$ million*	Revenue 2003 *US$ million*	Operating profit/(loss) 2004 *US$ million*	Operating profit/(loss) 2003 *US$ million*
Telecommunication and electronic products	913.0	864.0	55.6	63.9
Other activities	2.2	2.5	0.2	(3.0)
Unallocated corporate services	—	—	(6.3)	(1.4)
	915.2	866.5	49.5	59.5

Secondary reporting format — geographical segments

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America — the operations are principally the distribution of telecommunication and electronic products.

Europe — the operations are principally the distribution of telecommunication and electronic products.

Asia Pacific — the Group is headquartered in the Hong Kong Special Administrative Region ("HKSAR") and the Group's principal manufacturing operations are located in mainland China.

	Year ended 31st March — Revenue 2004 *US$ million*	Revenue 2003 *US$ million*	Operating profit/(loss) 2004 *US$ million*	Operating profit/(loss) 2003 *US$ million*
North America	681.8	680.3	43.7	67.9
Europe	200.3	149.5	8.4	(6.2)
Asia Pacific	23.4	29.2	(5.8)	(2.0)
Others	9.7	7.5	3.2	(0.2)
	915.2	866.5	49.5	59.5

2. OPERATING PROFIT

The operating profit is arrived at after charging/(crediting) the following:

	Year ended 31st March 2004 *US$ million*	2003 *US$ million*
Depreciation charges — owned assets	17.8	23.9
— *leased assets*	0.1	0.2
Amortization of leasehold land payments	0.1	0.1
Loss on disposal of tangible assets and leasehold land	1.9	1.4
Gain on disposal of subsidiaries	(1.1)	—

3. NET FINANCE INCOME/(COSTS)

	Year ended 31st March 2004 *US$ million*	2003 *US$ million*
Interest expense		
Wholly repayable within five years:		
Bank loans and overdrafts	(0.2)	(2.1)
Not wholly repayable within five years:		
Bank loans	(0.1)	(0.1)
Interest income	0.7	1.2
	0.4	(1.0)

4. TAXATION

	Year ended 31st March 2004 *US$ million*	2003 *US$ million*
Current tax		
— Hong Kong	4.7	6.4
— Overseas	1.4	0.5
(Over)/underprovision in prior years		
— Hong Kong	(3.5)	10.8
— Overseas	—	(0.3)
Deferred tax		
— Origination and reversal of temporary differences	1.0	—
	3.6	17.4

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

In previous year, the Group made a provision of US$11.0 million representing the directors' best estimate of the liability regarding a dispute with the Hong Kong Inland Revenue Department ("HKIRD") over the offshore income claims made by certain subsidiaries of the Group. The Group reached a compromised settlement agreement with the HKIRD in April 2004. The overprovision for taxation resulting from the compromised settlement was credited to the income statement for the year ended 31st March 2004.

5. DIVIDENDS

	Year ended 31st March 2004 *US$ million*	2003 *US$ million*
Interim, declared and paid of US3.0 cents per share (2003: US1.5 cents)	6.8	3.4
Final dividend of US7.0 cents per share (2003: US2.0 cents) proposed after the balance sheet date	15.8	4.5

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

6. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$46.3 million (2003: US$40.8 million).

The basic earnings per share is based on the weighted average of 225.5 million (2003: 225.5 million) ordinary shares in issue during the year. The diluted earnings per share is based on 226.0 million (2003: 225.5 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares arising from the outstanding warrants and under the employee share option scheme.

DIVIDENDS

The directors have recommended the payment of a final dividend of US7.0 cents per ordinary share to shareholders in respect of the year ended 31st March 2004 whose names appear on the register of members of the Company as at the close of business on 13th August 2004 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be payable on 31st August 2004 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 23rd August 2004.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 9th August 2004 to 13th August 2004, both dates inclusive, during which period no transfer of shares of the Company will be effected.

In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company for registration not later than 4:00 p.m., the local time of the share registrars, on 8th August 2004.

The principal share registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch share registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent *BR3 4TU, DX91750*, Beckenham West, United Kingdom, and the branch share registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

CHAIRMAN'S STATEMENT

I am pleased to report a successful year for VTech as we posted a 5.6% increase in revenue to US$915.2 million and a 13.5% increase in net profit to US$46.3 million for the financial year ended 31st March 2004. Earnings per share rose 13.3% to US20.5 cents per share.

This was a particularly notable performance given the challenges faced during the year. These included the disruption in the supply of certain key components for our telecommunication products, reduced shelf space for our electronic learning products in North America and a shortfall in orders for contract manufacturing services.

Although the increase in revenue was small, it marked an important milestone for VTech as the Group finally returned to a path of revenue growth. The performance testifies the Group's success in enhancing market understanding, operational efficiency and customer service over the past two years. This has made VTech a more focused, efficient and market-driven company, able to respond to market needs in a timely and cost effective manner with innovative products.

Combined with a strong balance sheet, well-recognised brands and a comprehensive distribution network in North America and Europe, these competitive advantages well position the Group for further revenue and profit growth.

Outstanding Performance from Telecommunication Products

The major contributor to higher revenue and profit at the Group was an increase in sales at the telecommunication products business, reflecting the continued success of its customer-centric strategy, and ability to launch new and innovative products.

Sales growth was led by the VMIX 2.4GHz cordless phones sold under the VTech brand targeting the teenage segment and offering innovative features such as recordable ring tones. Sales of other products, especially 5.8GHz cordless phones under both AT&T and VTech brands, also recorded significant growth during the financial year.

As a result of the substantial increase in sales of both VTech and AT&T branded products, VTech continues to be the leading supplier of corded and cordless phones in North America. At the same time, the business recorded very strong growth in Europe, where we continued to work closely with major UK and German telecommunication operators as well as the Swissvoice Group.

Strong Profit Rebound at Electronic Learning Products

The profit of the Group was supported by a considerable improvement in profitability at the electronic learning products business, despite a decline in revenue when compared to the prior financial year.

The revenue decline occurred in the US market where reduced shelf space from retailers caused a reduction in sales revenue. Sales in Europe, however, continued to be strong and enabled us to sustain our leadership position in major European markets segments.

The improved profitability was the result of a leaner and more efficient structure established by the present management of electronic learning products business. A series of cost rationalisation campaigns was executed in the last quarter of the financial year 2003. As a result, substantial savings were achieved in advertising and promotion expenses as well as selling and general administrative expenses during the financial year 2004.

The new electronic learning product lines for 2004 achieved a breakthrough when in October 2003 we launched the TV Learning System, V.Smile, a first of its kind TV game console that combines education and entertainment for children in the 3-7 year old category. As importantly, the new 2004 line-up, including V.Smile cartridges; features some of the world's best-known cartoon characters, significantly enhancing its attraction.

Stable Contribution from Contract Manufacturing Services

The contract manufacturing services business again produced a stable contribution to the Group. Its ability to deliver high quality products, as well as flexible and price competitive services contributed to the organic growth of the business.

During the financial year 2004, contract manufacturing services retained its focus on medium-sized customers seeking precision products. The Group's manufacturing know-how and its outstanding customer service were key to maintaining stable margins for this business.

To expand the business further, contract manufacturing services succeeded in gaining additional quality certifications that will enable VTech to enter the production of automotive parts and medical equipment. Following the full operation of the new R&D centre in Shenzhen, the business has been able to offer full turnkey solutions to customers and the enhancement in customer service level resulted in a record number of customer awards in the financial year 2004.

Strong Financial Position

The continuing improvement in the Group's results and productivity leaves VTech strongly financed. Our net cash position improved from US$67.7 million as at 31st March 2003 to US$102.6 million as at 31st March 2004.

The strength of our balance sheet will ensure the Group has sufficient funds to sustain its steady growth trajectory, while also giving the Group the capital it needs to invest prudently in areas of opportunity that may arise.

Increased Dividend

The improved results and the sound financial position of the Group, have enabled us to recommend an increased final dividend of US7.0 cents per share. Together with the interim dividend of US3.0 cents per share which was declared and paid during the year, this gives a total dividends for the year of US10.0 cents per share, against US3.5 cents per share for the financial year 2003.

Senior Management Changes

During the financial year 2004, Mr. Paddy Law Wai Leung resigned as Group CEO and Executive Director to pursue his personal interest. I have resumed the Group CEO role since 1st January 2004. In addition to this, we appointed Dr. King F. Pang to a new position of Chief Technology Officer in February 2004. Dr. Pang will help ensure the Group has the strategic direction it needs in technology, speeding up the Group's product development cycle and increasing the introduction of innovative products.

Outlook — Cautiously Optimistic

We expect that the financial year 2005 will continue to be challenging. The key challenges faced by the Group include intensification of market competition, the possible slow down of US consumer spending, ongoing price erosion of our products, and the potential of disruption and unfavourable pricing of key electronic components.

Despite the above, the Group is well positioned for further revenue and profit growth by continuously enhancing our innovative capability as we put more investment in our R&D, aggressively expand our businesses in Europe and Asia, and upgrade our IT infrastructure to further enhance our supply chain and management processes.

VTech is now much more competitive in the fields in which it operates, with a number of competitive advantages:

- **Market dominance,** as the leading supplier of corded and cordless phones in North America and the leader in certain electronic learning products categories in Europe;
- **Lean operating structure** that makes us highly cost competitive;
- **Well-integrated R&D** function that provides rapid product innovation and maintains technology leadership;
- **Strong distribution networks** among major retailers in North America and Europe;
- **Well recognised multiple brands,** including VTech and AT&T brands and certain popular licensed characters;
- **Efficient supply chain management** that optimises working capital and ensures on time product delivery; and
- **More in-depth market understanding** that results in the timely introduction of well-accepted products and effective marketing.

The Group will continue to leverage these advantages to drive both revenue and profit growth in our core businesses.

At the telecommunication products business, despite continuing strong competition and ongoing price erosion of existing technology platforms, we are well positioned for further revenue and profit growth, given our improved market position and performance over the past three years. Performance will be underpinned by new product launches, such as the AT&T branded E-line of 2.4GHz and 5.8GHz cordless phones which was introduced in April 2004. New data networking products will further bring incremental revenue, and more importantly, support the development of new telephony products that benefit from the increasing convergence of voice and data through Voice over Internet Protocol (VoIP) technology.

We expect our positive momentum in Europe to continue as the European market follows the US pattern of sourcing more products from Asia. As a result, we will substantially increase the R&D in telecommunication products, particularly with regard to developing more feature rich DECT phones for the European market. In addition, we will increase the spending on IT and people development, to ensure we have the infrastructure and skills base to succeed.

The electronic learning products business is expected to achieve a significant rebound in revenue and further profit growth. Trade customers' response to the new product ranges and V.Smile has been enthusiastic, allowing VTech to regain significant shelf space at key US retailers. Having achieved good sell-in with retailers, we intend to execute marketing and promotional campaigns carefully to achieve good sell-through to the end consumers. To help build further critical mass for V.Smile, we plan to launch a major promotion campaign. We will also continue to build our platform in the China market, which we see as a growth potential in the medium term.

The contract manufacturing services business will continue to benefit from the organic growth offered by the global electronic manufacturing services market, which is expected to see a double-digit sales increase in calendar year 2004. Implementation of cell-based manufacturing should further raise productivity and enhance competitiveness. We will also expand the customer base through selected media advertising, participation in trade fairs, as well as increased investment in business development and product design support for customers.

Stakeholder Support

Finally I would like to thank my fellow directors, the executive management and all employees of VTech for their continued hard work and dedication. My thanks go also to our customers, brand partners and suppliers for their continued commitment to our joint success, and to our shareholders for their valued support.

Growth with Innovation

VTech has turned the corner. We are firmly back on the growth path, with an operation that is delivering exciting product innovation and excellent execution. With its core competencies, I am confident that VTech can create greater value for its shareholders in the years ahead.

REVIEW OF OPERATIONS

Telecommunication Products

The telecommunication products business reported strong growth in revenue and profit during the financial year 2004. Revenue increased by 12.7% to US$687.2 million, while sales of corded and cordless phones, as well as accessories grew by 17.4% over the same period. The growth in revenue was primarily driven by strong sales of both AT&T and VTech branded cordless phones as well as the expansion of the European DECT cordless phone business. At the same time, the telecommunication products business was also able to record a second consecutive record year in terms of profitability. This was particularly notable given the challenges brought by SARS in the early part of the year as well as the disruption in the supply of some key components that began in mid 2003 and continued throughout the remainder of the financial year 2004.

A notable success during the financial year 2004 was the launch and sales of nearly one million VTech VMIX 2.4GHz cordless phones in North America. Designed specifically for the teenage and young adult market, these phones include innovative features such as polyphonic musical ring tones, recordable ring tones, and interchangeable multicolor handset and base faceplates. Also noteworthy were sales of both AT&T and VTech branded 5.8GHz cordless phones, which once again demonstrated significant growth as the 5.8GHz technology pioneered by VTech continued to be well accepted by consumers. As a result of these and other products launched during the financial year, we remained the leading provider of corded and cordless phones in North America.

Europe was also a key growth driver for the business, as the telecommunication products business aggressively expanded its presence in the European market by working closely with leading telecommunication operators in the UK and Germany as well as the Swissvoice Group. Sales of DECT cordless phones rose by 91.1% over the previous financial year. As a result of this increase, sales in Europe accounted for 8.1% of the total revenue of the telecommunication products business in the financial year 2004, compared with 4.8% during the financial year 2003.

In January 2004, the telecommunication products business launched its first data networking products sold under the AT&T brand in North America. These products included wireless routers, notebook and PCI adapters, and other data networking accessories. The launch of these products provides an opportunity for future revenue growth, and will support the development of new telephony products that benefit from the increasingly rapid convergence of voice and data transmission, through technologies such as Voice over Internet Protocol (VoIP).

Once again, the telecommunication products business' customer-centric approach was an important factor in its success. During the financial year 2004, customer relationships were further strengthened as the business rolled out its collaborative planning, forecasting and replenishment programme to more key customers. This programme enables both customers and VTech to achieve better inventory management. It further enables VTech to match customers' requests and requirements more closely and with a higher degree of flexibility through its lean manufacturing operations. As a result of these and other enhancements throughout the entire supply chain, the business was able to deliver significant revenue growth without a corresponding increase in working capital.

The telecommunication products business' revenue growth was further supported by a substantial increase in R&D spending during the financial year 2004. This resulted in an increased number of new products launched in time for the Spring 2004 modular resets of key North American retail customers and further supported our expansion in Europe. Overall, R&D expenditure for the telecommunication products business rose by 31.0% to US$22.0 million during the financial year 2004. Through the introduction of innovative and feature rich products, such as colour LCD 5.8GHz cordless phones with downloadable pictures and recordable ring tones in North America and more feature rich DECT phones in Europe, the business actively countered continuing price erosion of maturing cordless features and technology platforms.

In addition to increasing its commitment to R&D, the telecommunication products business also embarked upon a comprehensive upgrade of its internal IT infrastructure. This project includes the implementation of new Oracle database and reporting modules for financial control and reporting, order management, enterprise resource planning, and customer relationship management. The benefits from this upgrade will be seen beginning in the financial year 2005.

Looking forward, management expects that the 2005 financial year ahead will be challenging. The telecommunication products business operates in an exceptionally competitive environment with strong competitors, ongoing price erosion of existing technology platforms, and the potential of disruption and unfavourable pricing of key electronic components. Nonetheless, the business is well positioned for further revenue and profit growth, particularly given its improved market position and performance over the past three years and its substantial and ongoing investments in R&D, IT infrastructure, and most importantly, its people.

Electronic Learning Products

The electronic learning products business achieved marked progress during the financial year 2004 in revitalising its business. Profitability improved dramatically despite there was a 19.3% decline in revenue to US$130.7 million.

The reduction in revenue had been expected by management at the beginning of financial year 2004 and was mainly due to our underperformance in the US market in the previous year. Shelf space allocated by our retail customers to VTech products decreased in 2003, which directly caused reduction in sales revenue, despite the fact that our 2003 product range achieved solid demand from consumers and satisfactory sell-through situation in the US market. Sales in Europe continued to be strong with especially good results in the United Kingdom, France, Germany and Spain, enabling VTech to continue its leadership position in major electronic learning products segments in our principal European markets. These segments are: Electronic Infant Toys (EIT), Electronic Pre-school Toys (EPS) and Electronic Learning Aids (ELA).

The improvement in profitability was mainly supported by a much leaner operating structure that was implemented by the present management in late 2002. The savings in operating expenses were dramatic, as we rationalised advertising and promotional expenses as well as selling and administrative overhead to make them proportionate to the scale of our present operations.

Our new approach to R&D is more efficient and responsive to the demands in the market. This new approach brings a much tighter integration between our overseas marketing experts and our R&D professionals, design engineering and product development teams, located in Hong Kong and China. In this new approach, substantial market information and data are fed to the R&D professionals to facilitate innovation and development of our new products that meet the demands in our target market places. In addition, the resources allocated to the design engineering teams have been proportionately expanded to increase the number of new innovative products created and shorten the development cycle considerably.

The benefits of our new approach to R&D are readily evidenced in the completely revamped 2004 products line-up. In October 2003, we launched the industry's first TV Learning System, V.Smile, specifically designed for children between the age of 3 & 7 years old. V.Smile offers to "turn game time into brain time" by combining educational value and game contents in a form currently available only to older children. VTech produces both the console and the interchangeable game cartridges. Our customers' responses to V.Smile have been enthusiastic. In addition, our new product line-up also included fresh new features such as pen writing recognition technology that have increased customers' acceptance.

As an important strategy for our electronic learning products business, V.Smile and certain other electronic learning products now features the world's most famous children's cartoon characters. Various licensing agreements were concluded in the financial year 2004. The incorporation of popular children's cartoon characters such as Winnie the Pooh, Lion King, Little Mermaid, Mickey & Friends, Scooby-Doo, Care Bears, Brainy Baby and Spiderman greatly enhances the attraction of our products to children and recognition among parents. More licensed character will be added in future to add value to our products.

During the financial year 2004, VTech also began laying the groundwork to expand into new markets in Latin America, Scandinavia, Central and Eastern Europe, and Asia Pacific.

The new and revamped product line has successfully enabled VTech to regain shelf space in the US market and further expand our dominance in Europe. These would result in a significant bounce back in revenue and further improvement in profitability in the financial year 2005.

Contract Manufacturing Services

The contract manufacturing services business continued to deliver steady organic growth. Revenue increased slightly by 2.7% over the financial year 2003 to US$97.3 million. Efforts in cost control contributed to stable profit for the business.

Revenue growth was constrained by a sharp drop in orders from two customers whose products performed badly in the market following changes in US regulations. Although the drop was offset by a strong increase in orders from other customers, the result was that revenue grew modestly as compared with other China based EMS providers.

During financial year 2004, VTech was able to secure additional business from existing customers, some of whom even doubled their orders. This performance testifies our ability to deliver quality products, as well as flexible and price competitive services to customers.

The well-diversified nature of the contract manufacturing services business supported its stable development. Geographically, 46.0% of sales was generated from customers in Europe, 30.9% from those in the US and 13.4% from the Japanese market. By product category, professional audio equipment accounted for 30.5% of total contract manufacturing services revenue, followed by power supplies at 26.1% and wireless products at 13.4%.

The prices of raw materials and components began to rise from the second quarter of the financial year 2004, as the global economy gradually improved. The business was able to find local alternative sources and leverage the Group's purchasing power, which mitigated the impact of the price increases.

In the second quarter of the financial year 2004, the business was successful in securing TS16949 and ISO13488 certifications, enabling VTech to enter into the production of automotive products and medical equipment. Orders in these segments from existing customers accounted for only a small portion of contract manufacturing services revenue in financial year 2004, but marketing and promotion saw good progress and we confidently expect additional business and new customers from these two areas.

Customer service levels were enhanced as the new R&D centre in Shenzhen came into full operation. VTech is now able to offer a comprehensive "one-stop shop" service. This not only helps customers improve product design from a cost and quality perspective, but takes initial concepts from first design through to full production. The service will drive considerable revenue growth in financial year 2005.

During the final quarter of the financial year 2004, the business also began to implement the cell-based manufacturing process that has raised productivity and increased flexibility at the other businesses. This will further enable VTech to improve its responsiveness to customers and to offer incremental improvements in costs, which are the key to achieving top and bottom line growth.

REVIEW OF FINANCIAL RESULTS

Revenue

The Group has returned to a growth path as can be evidenced by the increase in the Group's revenue. During the financial year ended 31st March 2004, the Group reported a revenue of US$915.2 million, representing a growth of US$48.7 million or 5.6% over the same in the previous financial year. This growth mainly came from strong demand for our telecommunication products, which recorded a 12.7% year on year increase in revenue to US$687.2 million. The revenue from the electronic learning products business declined by 19.3% to US$130.7 million due to underperformance in the US market resulting in the preceding financial year. The revenue for contract manufacturing services remained stable.

The group revenue is mainly contributed by its three core businesses as follows: 75.1% of the Group revenue came from telecommunication products, 14.3% from electronic learning products and 10.6% from contract manufacturing services.

North America continues to be the Group's largest market segment. Revenue from this market accounted for 74.5% of the Group revenue for the financial year 2004. Europe and Asia Pacific market segments contributed 21.9% and 2.6% respectively.

In the telecommunication products business, US$622.2 million or 90.5% of revenue came from sales in North America. The business is, however, rapidly expanding in Europe. Revenue from the European market for the financial year 2004 was US$55.8 million, an increase of 91.1% over the same in the previous financial year.

The electronic learning products business' revenue from the North American market declined from US$64.1 million in financial year 2003 to US$25.3 million in financial year 2004, a decrease of 60.5%. Such a decrease had been anticipated by management at the beginning of the financial year 2004 and measures had been taken to ensure the bouncing back of revenue growth in financial year 2005 and beyond. Revenue from the European market increased moderately from US$88.0 million to US$99.8 million.

Gross Profit/Margin

The gross profit for financial year 2004 was US$281.3 million, a marginal decrease of US$7.7 million compared to the US$289.0 million gross profit recorded in the previous financial year. Gross margin for the year fell from 33.4% to 30.7%. The reasons for the decrease in gross margin were due to the change in sale mix and price erosion of the consumer electronic products.

Operating Profit

The operating profit for the year ended 31st March 2004 was US$49.5 million, a decrease of US$10.0 million over the previous financial year. If we excluded the gain on settlement of a lawsuit of US$34.0 million which was included in the operating profit in the previous financial year, the operating profit in financial year 2004 increased by US$24.0 million, or 94.1%. This improvement came from strong control of selling and distribution costs, administrative and other operating expenses. These expenses decreased from US$232.5 million in financial year 2003 to US$198.6 million in financial year 2004. During the financial year 2004 the appreciation of the Euro dollars gave rise to a net exchange gain of US$5.0 million, compared to the net exchange gain of US$2.2 million in the previous financial year.

Research and development activities are vital for the long-term development of the Group. During the financial year 2004, the Group spent US$33.2 million on research and development activities, which represented 3.6% of total Group revenue.

Taxation

The Group settled its dispute with the HKIRD regarding offshore income claims. The final settlement resulted in a write back of overprovision for taxation relating to prior years of US$3.3 million.

Net Profit and Dividends

The profit attributable to shareholders for the year ended 31st March 2004 was US$46.3 million, an increase of US$5.5 million as compared to the previous financial year. For the financial year 2004, the ratio of EBIT and EBITDA to revenue was 5.4% and 7.4% respectively.

Earnings per share for the year ended 31st March 2004 were US20.5 cents as compared to US18.1 cents in the previous financial year. During the year, the Group declared and paid an interim dividend of US3.0 cents per share, which aggregated to US$6.8 million. The directors have proposed a final dividend of US7.0 cents per share, which will be aggregated to US$15.8 million. Total dividend for the year amounted to US10.0 cents per share, representing an increase of US6.5 cents from the previous year.

Liquidity and Financial Resources

The shareholders' funds as at 31st March 2004 were US$162.6 million, a 27.5% increase from the US$127.5 million reported for financial year 2003. The net assets per share increased by 27.6% from US56.5 cents to US72.1 cents.

As at 31st March 2004, the Group had net cash of US$102.6 million, as compared to US$67.7 million as at 31st March 2003. Total interest bearing liabilities were US$2.6 million, of which US$0.6 million was repayable within one year, US$0.4 million was repayable between one and two years, US$0.6 million was repayable between two and five years and US$1.0 million was repayable after five years. A majority of the Group's borrowing is denominated in Euro dollars and is on a fixed-rate basis. An amount of US$2.4 million of the total gross interest bearing liabilities is secured against land and buildings. The gross debts to shareholders' funds as at 31st March 2004 was 1.6% against 2.1% in the previous financial year.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operation and interest rates on its interest bearing loans. It is our policy not to engage in speculative activities. Forward foreign exchange contracts and interest rate swaps are used to hedge certain exposures.

Working Capital

The stock balance as at 31st March 2004 increased by 14.4% over the balance at 31st March 2003 to US$96.1 million. The turnover days increased from 63 days to 69 days. The trade debtors balance as at 31st March 2004 was US$137.6 million, an increase of 11.9% as compared to that reported for the previous financial year. The turnover days fall from 71 days in the previous financial year to 60 days in financial year 2004.

Capital Expenditure

For the year ended 31st March 2004, the Group invested US$19.5 million in plant, machinery, equipment, computer systems and other tangible assets. All of these capital expenditure were financed from internal resources.

Capital Commitments and Contingencies

During the year, the Group committed to the implementation of a new global enterprise resources planning system to enhance the supply chain management. The total investment for the project is estimated at approximately US$12 million in which US$3.0 million has been incurred in the financial year 2004. It will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.

Employees

As at 31st March 2004, the Group had approximately 19,700 employees, an increase of 6,200 from 13,500 in the previous financial year. Employee costs for the year ended 31st March 2004 were approximately US$99 million, as compared to US$90 million in the financial year 2003.

The Group has established an incentive bonus scheme and a share option scheme for its employees, in which the benefits are determined based on the performance of the Group and individual employees.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting period except that certain independent non-executive directors of the Company are not appointed for a specific term.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the audited financial statements for the year ended 31st March 2004. The Audit Committee also received reports from external auditors to review the nature, scope and results of the external audit.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, the independent non-executive directors of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All the financial and other information of the Company required by paragraphs 45(1) to 45(3) of the Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

As at the date of this announcement, the Board of Directors of the Company comprises two executive directors, namely Mr. Allan WONG Chi Yun, Mr. Albert LEE Wai Kuen and four independent non-executive directors, namely Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung.

By order of the Board
Allan WONG Chi Yun
Chairman

Hong Kong, 29th June 2004